RETINALGENIX TECHNOLOGIES INC.

1450 North McDowell Boulevard, Suite 150

Petaluma, CA 94954

January 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Chris Edwards

Celeste Murphy

Re:	RetinalGenix Technologies Inc.

Registration Statement on Form S-1

Filed January 21, 2022

File No. 333-262282

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of RetinalGenix Technologies Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 26, 2022 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Cover Page

1. We note that your common stock is quoted on the OTC Pink tier and that the selling stockholders may sell their shares at prevailing market prices. Please note that the OTC Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Sincerely,

RetinalGenix Technologies Inc.

/s/ Jerry Katzman
By: Jerry Katzman
Title: Chief Executive Officer